METALLICA RESOURCES INC. FIRST QUARTER REPORT THREE MONTHS ENDED MARCH 31, 2005

Report to Shareholders
(all amounts in US$ unless otherwise noted)

Significant events during the most recent quarter:

•	Update of copper and gold resources at El Morro using a copper equivalent cut-off grade

•	Initial drill results from Noranda’s drilling program at El Morro

•	Update of mineral reserves and resources at Cerro San Pedro

•	Initial drilling at Rio Figueroa

CHILE – El Morro Project

The 100%-owned El Morro copper-gold project in northern Chile hosts the El Morro and La Fortuna porphyry copper-gold deposits. The El Morro project is subject to a joint venture agreement with Noranda Inc. (“Noranda”), whereby Noranda can earn a 70% interest in the project by making a cash payment to Metallica of $10 million by September 2005. Additionally, the joint venture calls for Noranda to complete a bankable feasibility study by September 2007. Noranda is also required to fund 91% of the capital needed to develop a mine, which includes financing 70% of Metallica’s 30% share should Metallica so request.

Noranda calculated the following inferred mineral resource estimate for the La Fortuna and El Morro deposits in 2002 and 2003, respectively.

El Morro project – La Fortuna deposit
Inferred mineral resources (copper cut-off grades)

Copper		Copper	Gold	Pounds	Ounces
cut-off	Tonnes	grade	grade	copper	gold
grade	(000’s)	(%)	(g/t)	(000’s)	(000’s)

0.3%	590,000	0.56	0.46	7,283,998	8,727
0.4%	465,000	0.61	0.50	6,253,348	7,476
0.5%	340,000	0.67	0.51	5,022,079	5,576

El Morro project – El Morro deposit
Inferred mineral resources (copper cut-off grades)

Copper		Copper	Gold	Pounds	Ounces
cut-off	Tonnes	grade	grade	copper	gold
grade	(000’s)	(%)	(g/t)	(000’s)	(000’s)

0.3%	100,000	0.41	0.14	903,886	450
0.4%	45,000	0.50	0.18	496,035	260
0.5%	19,000	0.59	0.22	247,136	134

1)	Inferred mineral resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. The resource estimate has been prepared by Noranda under the supervision of John Sullivan, former Director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda., the Qualified Persons as that term is defined in National Instrument 43-101.

2)	Mineral resources do not have demonstrated economic viability.

3)	Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

Potential for expansion of the La Fortuna inferred resource continues to exist at depth and to the north. Drill hole DDHF-39, drilled near the center of the deposit in 2002, averaged 0.65% copper and 0.53 grams per tonne (“g/t”) gold over its entire length of 970 meters. This drill hole extended mineralization approximately 325 meters below the base of the current resource estimate and averaged 0.55% copper and 0.46 g/t gold over the lower 325 meters.

A trend among companies that are either developing or mining copper-gold deposits is to report the reserves and resources using a copper equivalent cut-off grade. Metallica has taken the Noranda inferred resource estimates and recast them using a copper equivalent cut-off grade, which includes the copper equivalent of the contained gold at a copper price of $0.90 per pound and a gold price of $375 per ounce.

El Morro project – La Fortuna deposit
Inferred mineral resources (copper equivalent cut-off grades)

Copper				Copper			Pounds
equivalent		Copper	Gold	equivalent	Pounds	Ounces	copper
cut-off	Tonnes	grade	grade	grade	copper	gold	equivalent
grade	(000’s)	(%)	(g/t)	(%)	(000’s)	(000’s)	(000’s)

0.3%	852,720	0.45	0.40	0.70	8,461,000	10,970	13,162,000
0.4%	641,470	0.53	0.46	0.81	7,496,000	9,487	11,457,000
0.5%	553,980	0.57	0.49	0.87	6,962,700	8,727	10,627,000

El Morro project – El Morro deposit
Inferred mineral resources (copper equivalent cut-off grades)

Copper				Copper			Pounds
equivalent		Copper	Gold	equivalent	Pounds	Ounces	copper
cut-off	Tonnes	grade	grade	grade	copper	gold	equivalent
grade	(000’s)	(%)	(g/t)	(%)	(000’s)	(000’s)	(000’s)

0.3%	146,260	0.37	0.13	0.45	1,193,000	611	1,451,000
0.4%	79,150	0.44	0.16	0.54	768,000	407	942,000
0.5%	32,980	0.51	0.20	0.63	438,000	251	541,000

1)	Inferred mineral resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. The copper equivalent mineral resource estimate was prepared by Mark A. Petersen, Exploration Manager of Metallica Resources Inc., the Qualified Person as that term is defined in National Instrument 43-101.

2)	Copper equivalent grade and pounds of copper equivalent have been estimated using a copper price of $0.90 per pound and a gold price of $375 per ounce.

3)	Mineral resources do not have demonstrated economic viability.

4)	Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of inferred mineral resources will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

In January 2005, Noranda initiated a drilling program directed at the La Fortuna deposit that will exceed 9,000 meters of drilling. Assay results from 13 drill holes totaling 5,840 meters have been reported to date. The 13 holes averaged approximately 450 meters in depth with all but four holes ending in copper or gold values greater than the average resource grade of 0.61% copper and 0.50 g/t gold that was calculated by Noranda in 2002.

Highlights from the drilling program include:

•	Hole DDHF-46, drilled near the center of the resource, intercepted 214 meters grading 0.86% copper and 0.74 g/t gold in the secondary zone followed by 160 meters grading 0.65% copper and 0.86 g/t gold in the primary zone.

•	Hole DDHF-48, along the eastern edge of the resource, intercepted 74 meters grading 1.24% copper and 0.37 g/t gold in the secondary zone followed by 236 meters grading 0.56% copper and 0.72 g/t gold in the primary zone.

•	Hole DDHF-51, near the center of the resource, reported 58 meters grading 1.84% copper and 0.92 g/t gold in the secondary zone and 306 meters grading 0.67% copper and 0.81 g/t gold in the primary zone.

•	Hole DDHF-52, drilled near the north edge of the resource, intercepted 84 meters grading 2.07% copper and 0.78 g/t gold in the secondary zone and 366 meters grading 0.68% copper and 0.66 g/t gold in the primary zone.

MEXICO – Cerro San Pedro Project

The 100%-owned Cerro San Pedro gold and silver heap leach project is located in central Mexico, 20 kilometers outside the state capital city of San Luis Potosí. Once commissioned, the Cerro San Pedro mine is projected to produce 90,500 ounces of gold and 2.1 million ounces of silver annually for more than eight years.

Construction of the mine began in February 2004; however, legal and permitting issues led to our suspension of construction in June 2004. These issues include the legality of the surface rights agreement between Metallica and the local ejido, delays in receiving the explosives permit, and problems with renewing the construction permit. In August 2004, a renewal of the construction permit was granted, and in October 2004, the explosives permit was issued. However, all explosives permits in Mexico expire at the end of each calendar year and Metallica is currently awaiting the issuance of its explosives permit for 2005.

In regard to the surface rights lawsuit, both Metallica and the possessors of the ejido land have appealed a decision by an Agrarian Court to nullify a 1997 lease agreement for surface rights access to Metallica’s mineral rights at the Cerro San Pedro project. It is important to note that Metallica continues to have surface rights access to its mineral rights pending resolution of the appeals.

In August 2004, Metallica learned that a group opposing the project was granted a resolution against Federal environmental authorities that nullified the mining permit issued to Metallica, on the basis that the mining permit violates Federal environmental and other laws. Despite this ruling, Metallica’s mining permit remains valid and in good standing subject to the resolution of appeals by both Metallica and the Federal environmental authorities. Furthermore, Metallica’s legal rights to the minerals it controls have never been questioned.

Metallica is focusing intensive efforts on resolving these issues in order to recommence construction at Cerro San Pedro.

The mineral reserves and resources at Cerro San Pedro were updated in March 2005 to reflect more current metal prices for gold and silver. Mineral reserves now stand at 63.0 million tonnes grading 0.58 grams per tonne gold and 23.9 grams per tonne silver. This equates to 1.17 million ounces of gold and 48.4 million ounces of silver.

Cerro San Pedro project
Mineral reserves and resources

				Gold			Ounces
	Tonnes	Gold	Silver	equiv.	Ounces	Ounces	gold
	ore	grade	grade	grade	gold	silver	equiv.
	(000’s)	(g/t)	(g/t)	(g/t)	(000’s)	(000’s)	(000’s)

Mineral reserves
Proven and probable	62,951	0.58	23.9	0.95	1,174	48,372	1,918

Mineral resources
Measured	106,289	0.55	20.3	0.86	1,880	69,371	2,947
Indicated	9,929	0.48	19.7	0.78	153	6,289	250

Total	116,218	0.54	20.3	0.85	2,033	75,660	3,197

Inferred	3,176	0.44	21.7	0.77	45	2,215	79

1)	Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

2)	Mineral reserves have been estimated at a price of $375 per ounce of gold and $5.77 per ounce of silver.

3)	Mineral reserves are contained within mineral resources.

4)	Mineral resources have been estimated at a cut-off grade of 0.20 grams per tonne gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5)	Silver-to-gold ratio is estimated at 65:1.

6)	Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: This table uses the terms “measured and indicated mineral resources”. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

7)	Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term “inferred mineral resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

EXPLORATION – Rio Figueroa Project

The 100%-owned Rio Figueroa copper-gold project in northern Chile consists of 74 square kilometers of prospective terrain along a southern projection of the Domeyko fault system, a structure that hosts some of Chile’s largest porphyry copper deposits. Approximately 19 square kilometers of the project are subject to an option to purchase agreement, which requires a series of payments totaling $3.5 million over a five-year period and a $1.5 million exploration expenditure commitment over a three-year period. The owners of the property have retained a 1.5% NSR royalty against any future production from the property.

In January 2005, Metallica drilled 18 holes totaling 2,800 meters to test four target areas on the Rio Figueroa project. Although some of the drill holes encountered shallow intervals of anomalous copper and gold mineralization, continuity of the mineralization was not established. Metallica intends to conduct follow-up drilling at some of these target areas, and conduct additional drilling to test new target areas, beginning in the second quarter of 2005.

On behalf of the Board of Directors,

Richard J. Hall
President and Chief Executive Officer
May 2, 2005

Management’s Discussion and Analysis

Management’s discussion and analysis (“MD&A”) of the consolidated interim operating results and financial condition of Metallica Resources Inc. (the “Company”) for the three months ended March 31, 2005 and 2004 has been prepared based on information available to the Company as of May 2, 2005. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three months ended March 31, 2005 and 2004, and in conjunction with MD&A for the year ended December 31, 2004. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Financial Results of Operations

First Quarter 2005 Compared to First Quarter 2004

The Company reported a loss of $0.73 million ($0.01 per share) for the three months ended March 31, 2005 as compared to a loss of $0.69 million ($0.01 per share) for the three months ended March 31, 2004.

Interest income for the three months ended March 31, 2005 decreased by $0.08 million to $0.23 million due to lower invested cash balances in the current period.

Income from option payments of $0.1 million in the preceding period represents cash received from the sale of the Company’s Mara Rosa project in Brazil. The remaining $0.2 million owed to the Company pursuant to the sale agreement was received later in 2004.

General and administrative expenses increased by $0.07 million in the current period to $0.36 million. The increase generally results from an increase in insurance costs of $0.03 million, an increase in the fees paid to consultants of $0.03 million and higher SEDAR/EDGAR filing fees of $0.02 million in the current period due to accelerated regulatory filing deadlines.

Exploration expense in the current period was $0.04 million as compared to $0.07 million in the preceding period. The $0.03 decrease is attributable to the Company’s focus on exploration activities at the Rio Figueroa project in the current period, the costs of which have been capitalized, as compared to generative exploration efforts.

Stock compensation expense increased by $0.14 million in the current period to $0.19 million, and primarily results from 650,000 stock options granted on March 10, 2005. The stock options vest one-third on the date of grant, an additional one-third on the first anniversary from the date of grant and the remaining one-third two years from the date of grant. Stock compensation expense for stock options issued by the Company after January 1, 2002 is recognized over the stock option vesting period.

The decrease in foreign exchange loss of $0.23 million to $0.36 million in 2005 principally results from unrealized losses associated with holding lower cash balances in Canadian dollars at March 31, 2005 (Cdn$42.39 million at March 31, 2005 versus Cdn$54.71 million at March 31, 2004), and a weakening of the Canadian dollar relative to the U.S. dollar in both periods. The Cdn$/US$ exchange rate at December 31, 2004 was 1.2048 as compared to 1.2173 on March 31, 2005, whereas the Cdn$/US$ exchange rate at December 31, 2003 was 1.2946 as compared to 1.3081 on March 31, 2004.

The provision for income taxes decreased by $0.05 million in the current period to $0.01 million and results from a valuation allowance of $0.05 million for Canadian withholding taxes on interest earned in Canada by a foreign subsidiary in 2004.

Summary of Quarterly Results

	2005		2004

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter

Total revenues	$—	$—	$—	$—
Net income (loss)	(726,896)	1,582,433	1,649,917	(1,174,302)
Basic net income (loss) per share	(0.01)	0.02	0.02	(0.01)
Diluted net income (loss) per share	(0.01)	0.01	0.02	(0.01)

	2004		2003

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter

Total revenues	$—	$—	$—	$—
Net income (loss)	(689,586)	363,253	(1,326,066)	(388,595)
Basic net income (loss) per share	(0.01)	0.01	(0.03)	(0.01)
Diluted net income (loss) per share	(0.01)	0.01	(0.03)	(0.01)

The high quarterly net income (loss) volatility for the first quarter of 2005 and the year 2004 primarily results from holding large cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totaled ($0.36) million in 2005, and ($0.59) million, ($0.90) million, $1.85 million and $1.80 million for the 1st, 2nd, 3rd and 4th quarters of 2004, respectively. The Cdn$/US$ exchange rate was 1.2946 at December 31, 2003, and 1.3081, 1.3453, 1.2699 and 1.2048 as of March 31, June 30, September 30 and December 31, 2004, respectively, and 1.2173 at March 31, 2005.

The increase in loss for the 3rd quarter of 2003 as compared to the preceding quarter is attributable to a $0.68 million write-off of the Los Colorados MIMK property and a $0.25 million direct mail marketing program. Net income in the 4th quarter of 2003 of $0.36 million results from a foreign exchange gain of $0.60 million due to holding net proceeds of Cdn$80.75 million from the Company’s December 11, 2003 public equity offering in Canadian dollars and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2003.

Liquidity and Capital Resources

The Company’s cash and cash equivalents decreased by $1.71 million for the three months ended March 31, 2005 as compared to a decrease in cash and cash equivalents for the three months ended March 31, 2004 of $18.40 million. The decrease in cash outflows of $16.69 million in the current period is primarily due to $13.25 million of payments to Glamis in 2004 pursuant to agreements to acquire Glamis’ 50% ownership interest in the Cerro San Pedro project and a royalty. As of March 31, 2004, the Company had completed its payment obligations to Glamis on the Cerro San Pedro acquisition and royalty purchase agreements. In addition, deferred expenditures were approximately $2.31 million higher in the preceding period due principally to mine construction activities at the Cerro San Pedro project in 2004. In June 2004, the Company suspended construction of the Cerro San Pedro mine pending resolution of various permitting and legal issues involving the project. As of May 2, 2005, construction of the mine has not recommenced.

The Company received $0.40 million of proceeds from the exercise of compensation warrants in 2004 as compared to nil warrant proceeds in the current period. The warrants were issued in connection with a March 2003 private placement and were exercisable at Cdn$1.50 per share. The Company also received $0.25 million of proceeds from the exercise of stock options in 2004 as compared to an insignificant number of stock options exercised in the current period.

The Company had working capital of $38.72 million at March 31, 2005 as compared to working capital of $41.75 million at December 31, 2004. The $3.03 million decrease in working capital primarily results from additions to mineral properties and deferred expenditures on the Company’s exploration and development projects, principally the Cerro San Pedro project, totaling $2.65 million.

Related Party Transactions

On June 11, 2004, the Company entered into a consulting agreement with a director of the Company that provides for consulting fees at the rate of $600 per day plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $15,000 during the three months ended March 31, 2005, resulting in an amount owed to the director of $27,000 as of March 31, 2005.

On December 1, 2004, the Company entered into a six-month consulting agreement with another director of the Company. The agreement provides for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $10,339 during the three months ended March 31, 2005, all of which had been paid as of March 31, 2005.

Outstanding Share Data

As of May 2, 2005, the Company has issued one class of common shares and has a total of 82,865,914 shares outstanding. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of May 2, 2005 total 3,014,500 and are exercisable for common shares at prices ranging from Cdn$0.45 per share to Cdn$2.87 per share.

Corporate Outlook, Contingencies and Other

In June 2004, the Company suspended construction of the Cerro San Pedro mine pending resolution of various permitting and legal issues involving the project. In August 2004, the Company received the annual municipal construction and operating licenses, and in October 2004, the Company received the annual project explosives permit. The project explosives permit, as with all mine explosives permits in Mexico, expired on December 31, 2004. The Company has applied for and is awaiting receipt of the explosives permit for 2005. The Company continues to focus its efforts on obtaining the project explosives permit, resolving the two issues discussed below and recommencing construction of the project. However, there are no assurances that the Company’s efforts to resolve these and other issues involving the project will be successful, or that construction of the mine will recommence.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Cerro San Pedro project who were seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available to the Company.

In April 2004, a San Luis Potosí, Mexico, Agrarian Court rendered a judgment in favor of a group opposing the Cerro San Pedro project and nullified the Company’s lease agreement for surface rights at the project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, has appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

The Company’s exploration and project development activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Cerro San Pedro project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that the Company is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Balance Sheets
(unaudited) U.S. dollars

	March 31,	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	$40,135,363	$41,848,986
Value-added tax and other current assets	352,362	640,244

	40,487,725	42,489,230
Mineral properties and deferred expenditures (Notes 3 and 7)	50,006,325	47,355,378
Property, plant and equipment	396,725	416,464
Other assets	31,438	32,028

Total assets	$90,922,213	$90,293,100

Liabilities and Shareholders’ Equity
Current liability:
Accounts payable and accrued liabilities (Notes 3 and 4)	$1,769,118	$738,384
Asset retirement obligation (Note 5)	208,438	203,818

Total liabilities	1,977,556	942,202

Shareholders’ equity (Note 6):
Share capital – 82,704,914 common shares (2004: 82,687,043)	107,679,343	107,661,917
Contributed surplus	1,484,464	—
Warrants	5,889,375	7,373,839
Stock options	1,346,385	1,043,156
Deficit	(27,454,910)	(26,728,014)

	88,944,657	89,350,898

Total liabilities and shareholders’ equity	$90,922,213	$90,293,100

Contingencies (Note 7)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars

	Three Months Ended March 31,
	2005	2004

Interest income	$233,514	$316,926
Income from option payments	—	100,000

	233,514	416,926
General and administrative expenses	363,910	290,556
Exploration expense	39,837	69,333
Reclamation and closure costs	—	12,500
Stock-based compensation expense	187,103	51,604
Interest expense	—	40,260
Foreign exchange loss, net	362,211	587,903

	953,061	1,052,156

Loss before income taxes	(719,547)	(635,230)
Income tax provision	7,349	54,356

Net loss	(726,896)	(689,586)

Deficit at beginning of period as previously reported	(26,728,014)	(27,695,861)
Stock-based compensation expense	—	(400,615)

Deficit at beginning of period as restated	(26,728,014)	(28,096,476)

Deficit at end of period	$(27,454,910)	$(28,786,062)

Basic and diluted net loss per share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	82,694,391	81,819,335

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars

	Three Months Ended March 31,
	2005	2004

Cash flows provided from (used for) operating activities
Net loss	$(726,896)	$(689,586)
Non-cash items:
Depreciation and amortization	4,857	2,658
Reclamation and closure costs	—	12,500
Stock-based compensation expense	187,103	51,604
Interest expense	—	40,260
Common share contribution to retirement plan	4,790	5,552
Foreign exchange loss on foreign cash held	362,211	587,903
Changes in non-cash working capital:
Value-added tax and other current assets	287,882	(1,099,990)
Accounts payable and accrued liabilities	64,284	171,792
Reclamation and closure cost obligation	—	(25,209)

	184,231	(942,516)

Cash flows (used for) investing activities
Acquisition of subsidiary, net of cash acquired	—	(5,000,000)
Mineral properties and deferred expenditures	(1,541,643)	(6,097,239)
Payments to acquire property, plant and equipment	(857)	(224,999)

	(1,542,500)	(11,322,238)

Cash flows provided from (used for) financing activities
Proceeds from exercise of warrants	—	400,230
Proceeds from exercise of options	6,857	251,515
Repayment of acquisition debt	—	(6,000,000)
Repayment of note payable	—	(200,100)

	6,857	(5,548,355)

Foreign exchange loss on foreign cash held	(362,211)	(587,903)

Decrease in cash and cash equivalents	(1,713,623)	(18,401,012)
Cash and cash equivalents, beginning of period	41,848,986	66,110,056

Cash and cash equivalents, end of period	$40,135,363	$47,709,044

Cash and Cash Equivalents Consist of:
Cash on hand and balances with banks	$1,200,271	$2,703,202
Short-term investments	38,935,092	45,005,842

Non-cash Investing Activities:
Stock-based compensation expense allocated to deferred expenditures	116,126	361,306

Income Tax Payments	28,483	—

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

1.	Basis of Presentation

The interim consolidated financial statements of Metallica Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2004. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004.

2.	Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in Mexico and South America.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project (Note 7).

The Company is also advancing the El Morro copper-gold exploration project in Chile with Noranda Inc., and is pursuing various other exploration projects in North and South America.

3.	Mineral Properties and Deferred Expenditures

	Cerro San		Rio	Other
	Pedro,	El Morro,	Figueroa,	Projects,
	Mexico	Chile	Chile	Chile	Total

Balance at Dec. 31, 2004	$45,215,225	$1,639,589	$491,038	$9,526	$47,355,378
Mineral properties	—	—	18,028	3,471	21,499
Deferred expenditures	2,292,310	4,872	332,266	—	2,629,448

Balance at Mar. 31, 2005	$47,507,535	$1,644,461	$841,332	$12,997	$50,006,325

On March 30, 2005, the Company extended its Standby Agreement (the “Agreement”) with Washington Group International (“Washington”) in order to retain Washington’s construction equipment at the Cerro San Pedro project site while the Company attempts to resolve various permitting and other issues involving the project. The Agreement provides for the Company to make monthly payments to Washington of $138,000 from March 2005 through August 2005. In addition, the Agreement requires the Company to pay Washington $835,000 for depreciation and other costs, and an additional $251,000 for equipment demobilization and related costs. As of March 31, 2005, the Company had accrued $1,224,000 relating to this Agreement.

4.	Related Party Transactions

On June 11, 2004, the Company entered into a consulting agreement with a director of the Company that provides for consulting fees at the rate of $600 per day plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $15,000 during the three months ended March 31, 2005, resulting in an amount owed to the director of $27,000 as of March 31, 2005.

On December 1, 2004, the Company entered into a six-month consulting agreement with another director of the Company. The agreement provides for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $10,339 during the three months ended March 31, 2005, all of which had been paid as of March 31, 2005.

5.	Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $208,438 at March 31, 2005, of which $16,084 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2015. The total reclamation obligation for the Cerro San Pedro project per the Company’s September 2003 feasibility study is approximately $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6.	Share Capital

a)	Common shares issued and outstanding

	Shares	Amount

Balance at December 31, 2004	82,687,043	$107,661,917
Exercise of stock options	10,000	6,857
Shares issued for retirement plan	7,871	10,569

Balance at March 31, 2005	82,704,914	$107,679,343

b)	Warrants

As of March 31, 2005, the Company had outstanding warrants to purchase 19,350,000 common shares as follows:

	Exercise	Outstanding			Outstanding
	Price	at Dec. 31,			at Mar. 31,
Expiry Date	(Cdn$)	2004	Exercised	Expired	2005

Mar. 11, 2005	$2.00	5,049,000	—	(5,049,000)	—
Dec. 11, 2008	3.10	19,350,000	—	—	19,350,000

		24,399,000	—	(5,049,000)	19,350,000

The fair value attributable to the warrants that expired on March 11, 2005 of $1,484,464 was allocated to contributed surplus.

c)	Stock options

As of March 31, 2005, the Company has outstanding stock options to purchase 3,175,500 common shares as follows:

	Weighted
	Average
	Exercise	Number	Amount
	Price (Cdn$)	Outstanding	(US$)

Balance at December 31, 2004	$1.36	2,535,500	$1,043,156
Granted	1.64	650,000	232,740
Exercise of options (granted prior to January 1, 2002)	0.85	(10,000)	—
Vesting of options (granted January 1, 2002 to December 31, 2004)	—	—	70,489

Balance at March 31, 2005	$1.42	3,175,500	$1,346,385

Exercisable at March 31, 2005	$1.33	2,479,666	—

  The aggregate fair value of options granted during the three months ended March 31, 2005 was $507,796.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

2005

Risk-free interest rate (Canada)	3.7%
Expected dividend yield	0.0%
Expected price volatility of the Company’s common shares	65%
Expected life of option	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

7.	Contingencies

a)	The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits at its Cerro San Pedro project (the “Project”) that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)	In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who are seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available.

c)	In April 2004, an Agrarian Court in San Luis Potosí, Mexico, rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, have appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

Printed in Canada

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112 USA